

February 7, 2013

<u>Via E-mail</u>
Terrance Ronan
Chief Financial Officer
Atlantic Power Corporation
200 Clarendon Street
Floor 25
Boston, MA 02116

   Re: **Atlantic Power Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2011
       Filed February 29, 2012
       File No. 1-34691

Dear Mr. Ronan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ William H. Thompson

             William H. Thompson
             Accounting Branch Chief

cc: John Hulburt
    Corporate Controller